UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 0-15535

(Check One:)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: January 31, 2013

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Lakeland Industries, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and number):	701 Koehler Avenue, Suite 7
City, state, and zip code	Ronkonkoma, New York 11779

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)          The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will be delayed in the filing of its Annual Report on Form 10-K for the year ended January 31, 2013 as the Company is still in the process of preparing the financial statements, including determining the amount and nature of certain adjustments that may need to be made to the financial statements which could affect the Company’s results of operations. The Company is working with a potential financing opportunity, currently in the process of due diligence. The Company can offer no assurance that such financing will close on a timely basis or will close at all.

PART IV

OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

Christopher J. Ryan	631-981-9700
Gary Pokrassa	631-981-9700

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes      ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates its revenues for the fiscal year ended January 31, 2013 to be $95.1 million as compared to $96.3 million for the fiscal year ended January 31, 2012. The Company anticipates its revenues for the fourth fiscal quarter ended January 31, 2013 to be approximately $23.4 million as compared to $20.2 million for the fourth fiscal quarter ended January 31, 2012. Financial results for the fiscal year ended January 31, 2013 are affected by a $10 million goodwill impairment charge taken against the Company’s Brazil operations as a result of poor sales in Brazil during the fourth fiscal quarter ended January 31, 2013, which impairment charge was disclosed in the Company’s Form 8-K for an event dated March 7, 2013. The Company expects to take an additional $800,000 markdown on its Indian assets held for sale due to the difficulty in disposing of this property and the likely realizable value.

Lakeland Industries, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2013	By:	/s/ Christopher J. Ryan
Christopher J. Ryan
Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

______________________________________________

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)

______________________________________________